STRATASYS LTD.
C/O STRATASYS, INC.
7665 COMMERCE WAY
EDEN PRAIRIE, MN 55344-2020

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.
STRATASYS LTD.

The Board of Directors recommends a vote FOR Proposals 1, 2, 3, 4, 5, 6 & 7.			For	Against	Abstain

1.	Re-election of the following nominees to serve as directors of the Company until the 2019 annual general meeting of shareholders:

	1a.	Elchanan Jaglom	☐	☐	☐

	1b.	S. Scott Crump	☐	☐	☐

	1c.	Victor Leventhal	☐	☐	☐

	1d.	John J. McEleney	☐	☐	☐

	1e.	Dov Ofer	☐	☐	☐

	1f.	Ziva Patir	☐	☐	☐

	1g.	David Reis	☐	☐	☐

	1h.	Yair Seroussi	☐	☐	☐

	1i.	Adina Shorr	☐	☐	☐

2.	Approval of simultaneous service on an interim basis by Chairman of the Board Elchanan Jaglom as the Company’s CEO		☐	☐	☐

2A.

The undersigned confirms it does not have a conflict of interest (referred to as a personal interest under the Companies Law, as described in the accompanying proxy statement) in the approval of Proposal 2.

			☐	☐

3.	Approval of additional compensation (equity grant) for each of David Reis (Vice Chairman and Executive Director) and Dov Ofer (director) for service on oversight committee of the Board		☐	☐	☐

4.	Approval of bonus for S. Scott Crump (Chairman of Executive Committee and CIO) in respect of (i) 2017 year and (ii) service on oversight committee of the Board		☐	☐	☐

For address changes/comments, mark here (see reverse for instructions).			☐

			Yes	No
Please indicate if you plan to attend this meeting			☐	☐

		For	Against	Abstain

5.	Approval of renewal of the Company’s Compensation Policy for executive officers and directors (including parameters for director & officer liability insurance coverage)	☐	☐	☐

5A.	The undersigned confirms it does not have a conflict of interest (referred to as a personal interest under the Companies Law) in the approval of Proposal 5	☐	☐

6.	Approval of renewal of director & officer liability insurance policy (not to be voted upon if Proposal 5 is approved)	☐	☐	☐

7.	Reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2018	☐	☐	☐

NOTE: The undersigned furthermore appoints the proxies named on the reverse side to vote on its behalf upon such other matters as may properly come before the 2018 Annual General Meeting of Shareholders (the “Annual Meeting”) or any adjournments thereof. The undersigned signatory hereby revokes any other proxy to vote at such Annual Meeting, and hereby ratifies and confirms all that said attorneys and proxies, and each of them, may lawfully do by virtue hereof. With respect to matters not known at the time of the solicitation hereby, said proxies are authorized to vote in accordance with their best judgment. The undersigned signatory acknowledges that the Notice of 2018 Annual General Meeting was published on August 1, 2018.

Important Instruction re: Items 2A and 5A: PLEASE BE CERTAIN TO FILL IN THE BOXES “FOR” ITEMS 2A AND 5A TO CONFIRM THAT YOU DO NOT HAVE A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSALS 2 AND 5, RESPECTIVELY. If you do have such a conflict of interest, or you are a controlling shareholder (as defined in the Companies Law) of the Company, please fill in the box “Against” Item 2A and/or 5A, as applicable. Under the Companies Law, you cannot be counted towards the special majority required for approval of Proposals 2 or 5 unless you provide the foregoing confirmation that you lack a conflict of interest.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

STRATASYS LTD.
2018 Annual General Meeting of Shareholders
11:30 a.m. Israel Time
September 13, 2018

Law Offices of Meitar Liquornik Geva Leshem Tal
16 Abba Hillel Road, 10th Floor
Ramat Gan 5250608, Israel

To obtain directions to the location of the 2018 Annual General Meeting of Shareholders, you can contact Investor Relations at:

Stratasys Ltd.
c/o Stratasys, Inc.
7665 Commerce Way
Eden Prairie, Minnesota 55344
Attn: Yonah Lloyd - Vice President of Investor Relations
Email: Yonah.Lloyd@stratasys.com

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, MN 55344-2020	1 Holtzman Street Science Park, P.O. Box 2496 Rehovot 76124, Israel
PROXY

The undersigned, a holder of ordinary shares of Stratasys Ltd., an Israeli company (the "Company"), hereby appoints Lilach Payorski, David Chertok and Jonathan M. Nathan, and each of them, the proxy of the undersigned, with full power of substitution, to attend, represent and vote for the undersigned, all of the shares of the Company that the undersigned holds of record as of August 1, 2018, at the 2018 Annual General Meeting of Shareholders of the Company to be held on September 13, 2018 and any adjournments thereof, as indicated on the reverse side.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS ON THE OTHER SIDE HEREOF. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1, 3, 4, 6 AND 7, AS DESCRIBED IN THE PROXY STATEMENT, AND AS SAID PROXIES SHALL DEEM ADVISABLE ON SUCH OTHER BUSINESS AS MAY COME BEFORE THE MEETING. HOWEVER, IF NO DIRECTION IS MADE, THIS PROXY WILL NOT BE VOTED ON PROPOSALS 2 OR 5 (UNLESS THE UNDERSIGNED CONFIRMS IN ITEMS 2A AND/OR 5A WHETHER HE/SHE/IT HAS A CONFLICT OF INTEREST CONCERNING PROPOSALS 2 AND 5, RESPECTIVELY).

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF STRATASYS LTD.
PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

INSTRUCTIONS FOR ITEMS 2A AND 5A ON REVERSE SIDE:

Please be certain to fill in the boxes “FOR” Items 2A and 5A on the reverse side to confirm that you do not have a conflict of interest (referred to as a “personal interest” under the Israeli Companies Law (the “Companies Law”)) in the approval of Proposals 2 and 5, respectively. Under the Companies Law, a shareholder cannot be counted towards or against the special majority required for the approval of Proposal 2 or 5 (as applicable) unless it provides the foregoing confirmation. If you do have such a conflict of interest or if you are a controlling shareholder of the Company, please fill in the box “AGAINST” Item 2A or 5A (as applicable). In that case, your vote will be counted towards or against the ordinary majority, but not towards or against the special majority, required for the approval of Proposal 2 or 5 (as applicable).

If you have any question concerning the foregoing instructions, please contact Yonah Lloyd, the Company’s Vice President of Investor Relations, at Yonah.Lloyd@stratasys.com, who will advise you as to how to submit your vote.

Address Changes/Comments:

(If you noted any Address Changes and/or Comments above, please mark corresponding box on the reverse side.)

Continued and to be signed on reverse side